 NORSAT NAMED AS FINALIST FOR BUSINESS WITHOUT BORDERS

HSBC INTERNATIONAL BUSINESS AWARDS

Vancouver, British Columbia – September 6, 2012 — Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today announced that it has been selected as a finalist in the second annual Business without Borders HSBC International Business Awards, which celebrate the best of Canadian companies doing business internationally.  Winners will be announced on October 23, 2012.

Norsat has been recognized as one of three finalists in the Small and Medium Enterprise category, representing Companies with Revenue between CAD$5 million and $50 million and at least 10% of total revenue from exports or service contracts.  A full description of the other finalists and award categories can be viewed at: http://www.hsbc.ca/1/2/en/about-us/news-room.

“We are very pleased to be recognized as a finalist” said Dr. Amiee Chan, Norsat’s President and CEO. “This recognition reveals the hard efforts and devotion by Norsat’s employees in providing superior products and services to our customers and partners wherever they are located in the world".

About Business without Borders

Canada’s premier source of news and information for companies seeking to do business beyond this nation’s borders, Business without Borders was created by HSBC Bank Canada in association with Rogers Publishing Limited and the Globe and Mail. Business without Borders provides news, analysis, tools and inspiring profiles of Canadian businesses that are exporting, expanding their operations and sales abroad or relocating operations to other countries.  More information is available at http://www.bwob.ca.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com